Exhibit 99.2

EXECUTION VERSION

*** Certain information in this document has been excluded pursuant to Regulation S-K, Item 601(b)(10). Such excluded information is not material and is the type the registrant treats as private or confidential. Such omitted information is indicated by brackets (“[Redacted]”) in this exhibit. ***

AMENDMENT NO. 3 TO THE SALES AND PURCHASE AGREEMENT

This AMENDMENT NO. 3 (this “Amendment”), dated as of June 4, 2025 (the “Effective Date”), to the Sales and Purchase Agreement (as defined below), is made by and among:

(a)	Golden TechGen Limited, a company incorporated under the laws of British Virgin Islands (“GT”);

(b)	Cango Inc., an exempted company incorporated with limited liability under the laws of the Cayman Islands (the “Purchaser”); and

(c)	the Persons listed in Exhibit A hereto.

Capitalized terms not defined in this Amendment shall have the meaning ascribed to it in the Sales and Purchase Agreement (as defined below).

RECITALS

WHEREAS, the Purchaser and the Sellers entered into an On-Rack Sales and Purchase Agreement, dated November 6, 2024 (as amended by Amendment No. 1 to the Sales and Purchase Agreement dated as of March 25, 2025 entered into by and between GT and the Purchaser (the “Amendment No. 1”) and Amendment No. 2 to the Sales and Purchase Agreement dated as of April 3, 2025 entered into by and between GT and the Purchaser (the “Amendment No. 2”), and as may be further amended, supplemented, modified and varied from time to time, the “Sales and Purchase Agreement”), pursuant to which the Purchaser agrees to purchase the Purchased Assets from the Sellers in accordance with the terms and conditions set forth therein;

WHEREAS, the parties hereto intend to amend the Sales and Purchase Agreement as set forth in this Amendment, and this Amendment shall be binding on all the Parties to the Sales and Purchase Agreement and all parties hereto.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements hereinafter contained, and intending to be legally bound, the parties hereto hereby agree as follows:

Section 1.     Definitions. The following definitions shall be added to Clause 1.1 of the Sales and Purchase Agreement.

(a)            “Adjustment Event” means either (i) the determination, pursuant to Section 7.2 of the PRC Business Disposal SPA, of an Indemnifiable Loss (as defined under the PRC Business Disposal SPA) for which the Purchaser is liable (without giving effect to the General Deductible (as defined under the PRC Business Disposal SPA)), or (ii) the final determination of the Net Loan Buyback Amount (as defined under the PRC Business Disposal SPA) and the Net Direct Financings Loss Amount (as defined under the PRC Business Disposal SPA) pursuant to Section 2 of Schedule 3 of the PRC Business Disposal SPA.

(b)            “Difference Amount” means, with respect to an Adjustment Event, an amount equal to (i) the amount of all of the Indemnifiable Losses (as defined under the PRC Business Disposal SPA) for which the Purchaser is liable as determined pursuant to Section 7.2 of the PRC Business Disposal SPA (without giving effect to the General Deductible (as defined under the PRC Business Disposal SPA)) arising out of such Adjustment Event and all prior Adjustment Events (to the extent applicable), plus (ii) if applicable, the Remaining Risk Holdback Amount minus the Final Released Amount (to the extent determined pursuant to Schedule 3 of the PRC Business Disposal SPA), if positive, minus (iii) US$6,955,651.

(c)            “Secondary Acquisition Agreement” means the Securities Purchase Agreement by and between Eagle Central Holding Limited, Traveler Enterprise Limited, Enduring Wealth Capital Limited and certain other parties thereto, with respect to the sale of certain Class B ordinary shares of the Company by Eagle Central Holding Limited and Traveler Enterprise Limited to Enduring Wealth Capital Limited.

Section 2.     Additional Shares per T. The definition of “Additional Shares per T” in the Sales and Purchase Agreement shall be replaced with the following in its entirety.

“Additional Shares per T” means 5.432150098, as appropriately adjusted for share splits, share dividends, share combinations, recapitalizations and similar events.

Section 3.     Consideration Shares per T. The definition of “Consideration Shares per T” in the Sales and Purchase Agreement shall be replaced with the following in its entirety.

“Consideration Shares per T” means 8.148225147, as appropriately adjusted for share splits, share dividends, share combinations, recapitalizations and similar events, which represents a consideration per T of USD8 and an issue price of USD1.963617808 per ADS.

Section 4.     ESOP Awards. The definition of “ESOP Awards” in the Sales and Purchase Agreement shall be replaced with the following in its entirety.

“ESOP Awards” means the equity-based compensation awards (including any option, warrant, convertible or exchangeable security or other right (contingent or otherwise)) granted or awarded by the Purchaser.

Section 5.     Products. The definition of “Products” in the Sales and Purchase Agreement shall be replaced with the following in its entirety.

“Products” of a Seller means the cryptocurrency mining hardware and other equipment or merchandise that such Seller will sell to the Purchaser in accordance with this Agreement and the other Transaction Documents, details of which are set forth in Section 1 of Appendix A hereto.

Section 6.     Service Framework Agreement. All references to “Service Framework Agreement” in the Sales and Purchase Agreement shall be replaced with “Service Framework Agreements”. The definition of “Service Framework Agreement” in the Sales and Purchase Agreement shall be replaced with the following in its entirety.

“Service Framework Agreements” means, collectively, one or more service framework agreements with respect to the hosting, operation and maintenance of the Products by and among the Purchaser (or its designee) and the relevant parties providing such services, in form and substance reasonably acceptable to the Purchaser. For the avoidance of doubt, the Purchaser shall have no obligation to proceed to the Closing if the Purchaser has not agreed on the forms of the Service Framework Agreements with the relevant parties, or the parties to any Service Framework Agreement (other than the Purchaser) will not execute such Service Framework Agreement at or prior to the Closing.

Section 7.     Clause 3.4. Clause 3.4 of the Sales and Purchase Agreement shall be replaced with the following in its entirety.

[Reserved].

Section 8.     Clause 3.9. Clause 3.9 of the Sales and Purchase Agreement shall be replaced with the following in its entirety.

The Parties agree that the number of Consideration Shares and Additional Shares has been calculated based on the estimated net asset value of the Purchaser as of November 6, 2024, and upon the occurrence of certain Adjustment Events, the Purchaser will issue additional Class A Ordinary Shares to the Sellers in such manner as described in Appendix E. Therefore, after the Closing of a Seller, the Purchaser shall, if and when required by Appendix E, issue such a number of Adjustment Shares, free and clear of all Encumbrances (other than (i) Encumbrances pursuant to the constitutional documents of the Purchaser or Applicable Laws and (ii) Encumbrances created by such Seller or its Affiliates), to such Seller in accordance with Appendix E for an aggregate issue price equal to the aggregate par value of the Adjustment Shares of such Seller, as evidenced by a copy of the relevant extracts of the register of members of the Purchaser reflecting such Seller as the legal owner of the Adjustment Shares of such Seller.

Section 9.     Clause 3.10. Clause 3.10 of the Sales and Purchase Agreement shall be replaced with the following in its entirety.

[Reserved].

Section 10.   Clause 4.1.

(a)            Clause 4.1(c) of the Sales and Purchase Agreement shall be replaced with the following in their entirety: “(c) At the Closing of such Seller, such Seller shall configure the Products with the information provided by the Purchaser in the Confirmation. The title to the Products of such Seller shall pass to the Purchaser (and/or one or more Affiliates of the Purchaser designated by the Purchaser) upon the completion of the configuration of the Products of such Seller. The Purchaser shall be entitled to inspect the configuration of the Products from time to time to confirm accuracy of the information.”

(b)            The following Clauses 4.1(e) the Sales and Purchase Agreement shall be added to the Sales and Purchase Agreement: “(e) Each Seller and the Purchaser (and/or the applicable designated Affiliate(s) of the Purchaser) shall enter into the bill of sale, instrument of transfer or similar agreement or other documentation, in each case in form and substance reasonably satisfactory to such Seller and the Purchaser, in connection of the transfer of title of the relevant Products in accordance with this Clause 4.1.”

Section 11.   Clause 6.1(g). Clause 6.1(g) of the Sales and Purchase Agreement shall be replaced with the following in its entirety.

The Consideration Shares and the Warrant (no later than the Closing Date of such Seller) and the Additional Shares and Adjustment Shares (no later than their issuance) of such Seller will have been duly authorized and, when issued and delivered to such Seller in accordance with the terms of this Agreement and the memorandum and articles of association of the Purchaser (as amended from time to time), the Consideration Shares, the Warrant, the Additional Shares and the Adjustment Shares of such Seller will be validly issued, fully paid and non-assessable, free and clear of all Encumbrances (other than (i) Encumbrances pursuant to the constitutional documents of the Purchaser or Applicable Laws and (ii) Encumbrances created by such Seller or its Affiliates) and will not have been issued in violation of, or subject to any preemptive or similar rights created under, the Purchaser’s memorandum and articles of association (as amended from time to time) or under the Companies Act (as revised) of the Cayman Islands. As of November 6, 2024, the authorized share capital of the Purchaser is as follows: USD50,000 divided into 500,000,000 shares of a par value of USD0.0001 each, comprising (a) 420,674,280 Class A Ordinary Shares, 133,733,013 of which are issued and outstanding as of November 6, 2024, (b) 79,325,720 Class B ordinary shares, 72,978,677 of which are issued and outstanding as of November 6, 2024. As of November 6, 2024, except for the 35,027,914 Class A Ordinary Shares issuable under the ESOP Awards that were granted and outstanding as of such date, (A) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of the Purchaser or its subsidiaries is authorized or outstanding, and (B) there is no commitment by the Purchaser or its subsidiaries to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other similar equity rights, to distribute to holders of their respective equity securities any evidence of indebtedness, to repurchase or redeem any securities of the Purchaser or its subsidiaries or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security (other than pursuant to the share repurchase programs of the Purchaser as disclosed in the Purchaser SEC Reports). As of November 6, 2024, there are no declared or accrued unpaid dividends with respect to any equity securities of the Purchaser or its subsidiaries (other than from a subsidiary of the Purchaser to the Purchaser or its other subsidiaries).

Section 12.    Clauses 6.6 and 6.7. Clause 6.6 and Clause 6.7 of the Sales and Purchase Agreement shall be replaced with the following in their entirety.

6.6 Promptly following the Initial Closing or at any time prior to the Initial Closing, the Purchaser shall, in accordance with this Clause 6.6, prepare and furnish with the SEC a proxy statement of the Purchaser (as such filing is amended or supplemented, the “Proxy Statement”), for the purpose of soliciting proxies from shareholders of the Purchaser to vote at the Special Meeting in favor of: (i) amending the memorandum and articles of association of the Purchaser to so that the total authorized share capital of the Purchaser shall be US$100,000 divided into 1,000,000,000 shares of a par value of US$0.0001 each comprising (a) 920,674,280 Class A Ordinary Shares of a par value of US$0.0001 each and (b) 79,325,720 Class B Ordinary Shares of a par value of US$0.0001 each; and (ii) any other proposals deemed by the Purchaser as necessary or desirable to consummate the transactions contemplated under this Agreement (collectively, the “Purchaser Shareholder Matters”). Without the prior written consent of GT, the Purchaser Shareholder Matters shall be the only matters (other than procedural matters) which the Purchaser shall propose to be acted on by the Purchaser’s shareholders at the Special Meeting. The Proxy Statement will comply as to form and substance with the Applicable Laws. The Purchaser shall furnish the Proxy Statement with the SEC and cause the Proxy Statement to be mailed to its shareholders of record, as of the record date to be established by the board of directors of the Purchaser pursuant to Clause 6.7, as promptly as practicable following the filing of the Proxy Statement (such date, the “Proxy Filing Date”).

6.7 The Purchaser shall, as promptly as practicable following the Proxy Filing Date, establish a record date for, duly call and give notice of an extraordinary general meeting of the Purchaser’s shareholders (the “Special Meeting”). The Purchaser shall convene and hold the Special Meeting for the purpose of obtaining the approval of the Purchaser Shareholder Matters, which meeting shall be held not more than sixty (60) days after the date on which the Purchaser mails the Proxy Statement to its shareholders. The Purchaser shall use reasonable best efforts to obtain the approval of the Purchaser Shareholder Matters at the Special Meeting, including by soliciting proxies as promptly as practicable in accordance with Applicable Laws for the purpose of seeking the approval of the Purchaser Shareholder Matters.

Section 13.   Clauses 6.8 and 6.9. The following clauses 6.8 and 6.9 shall be added to the Sales and Purchase Agreement.

6.8 Reasonably in advance of the issuance of the Adjustment Shares, to the extent that the number of total authorized shares of the Purchaser (as set forth in the then-current memorandum and articles of association of the Purchaser) is not sufficient to complete any issuance of the Adjustment Shares in accordance with the terms hereof, the Purchaser shall, in accordance with this Clause 6.8, prepare and furnish with the SEC another proxy statement of the Purchaser (as such filing is amended or supplemented, the “Additional Proxy Statement”), for the purpose of soliciting proxies from shareholders of the Purchaser to vote at the Additional Special Meeting in favor of: (i) amending the memorandum and articles of association of the Purchaser to increase the number of total authorized shares of the Purchaser so that it shall have sufficient authorized shares to complete such issuance of the Adjustment Shares in accordance with the terms hereof; and (ii) any other proposals deemed by the Purchaser as necessary or desirable to consummate the transactions contemplated under this Agreement (collectively, the “Additional Purchaser Shareholder Matters”). Without the prior written consent of GT, the Additional Purchaser Shareholder Matters shall be the only matters (other than procedural matters) which the Purchaser shall propose to be acted on by the Purchaser’s shareholders at the Additional Special Meeting. The Additional Proxy Statement will comply as to form and substance with the Applicable Laws. The Purchaser shall furnish the Additional Proxy Statement with the SEC and cause the Additional Proxy Statement to be mailed to its shareholders of record, as of the record date to be established by the board of directors of the Purchaser pursuant to Clause 6.9, as promptly as practicable following the filing of the Additional Proxy Statement (such date, the “Additional Proxy Filing Date”).

6.9 The Purchaser shall, as promptly as practicable following the Additional Proxy Filing Date, establish a record date for, duly call and give notice of an extraordinary general meeting of the Purchaser’s shareholders (the “Additional Special Meeting”). The Purchaser shall convene and hold the Additional Special Meeting for the purpose of obtaining the approval of the Additional Purchaser Shareholder Matters, which meeting shall be held not more than sixty (60) days after the date on which the Purchaser mails the Additional Proxy Statement to its shareholders. The Purchaser shall use reasonable best efforts to obtain the approval of the Additional Purchaser Shareholder Matters at the Additional Special Meeting, including by soliciting proxies as promptly as practicable in accordance with Applicable Laws for the purpose of seeking the approval of the Additional Purchaser Shareholder Matters.

Section 14.    List of Sellers. Section 1 of Appendix A of the Sales and Purchase Agreement shall be replaced with the following in its entirety.

1            List of Sellers and Details of Products

Sellers	Total hashrate (T) represented by the Products
Golden TechGen Limited, a company incorporated under the laws of the British Virgin Islands	[Redacted]
Fortune Peak Limited, a company incorporated under the laws of the British Virgin Islands	[Redacted]
Silver Crest Limited, a company incorporated under the laws of the British Virgin Islands	[Redacted]
Novo Start Global (BVI) Inc., a company incorporated under the laws of the British Virgin Islands	[Redacted]
ECHO ONE CONSULTANCY PTE. LTD, a company incorporated under the laws of Singapore	[Redacted]
Zentek Limited, a company incorporated under the laws of Hong Kong	[Redacted]
Hashing LLC., a limited liability company incorporated under the laws of the United States	[Redacted]
Spider Digital PTE. Ltd., a company incorporated under the laws of Singapore	[Redacted]

Section 15.   Appendix B. Appendix B of the Sales and Purchase Agreement shall be replaced by Exhibit B hereto in its entirety.

Section 16.   Appendix E. Appendix E of the Sales and Purchase Agreement shall be replaced by Exhibit C hereto in its entirety.

Section 17.   Release of obligations. Pursuant to the amendments under Section 14 above, each of the parties hereto agrees that, with effect from the Effective Date:

(a)            (i) Vision Inspire Limited, a company incorporated under the laws of the British Virgin Islands (“Vision Inspire”), shall be released from all obligations under the Sales and Purchase Agreement, whether arising prior to, on or after the Effective Date; (ii) GT agrees and undertakes to take up all the rights, and to assume all the obligations and liabilities, of Vision Inspire under the Sales and Purchase Agreement, whether arising prior to, on or after the Effective Date; and (iii) GT is a party to, and is bound by the terms of, the Sales and Purchase Agreement in every way as if GT had been a party to it ab initio in place of Vision Inspire;

(b)            (i) Vista Edge Limited, a company incorporated under the laws of the British Virgin Islands (“Vista Edge”), shall be released from all obligations under the Sales and Purchase Agreement, whether arising prior to, on or after the Effective Date; (ii) Novo Start Global (BVI) Inc. agrees and undertakes to take up all the rights, and to assume all the obligations and liabilities, of Vista Edge under the Sales and Purchase Agreement, whether arising prior to, on or after the Effective Date; and (iii) Novo Start Global (BVI) Inc. is a party to, and is bound by the terms of, the Sales and Purchase Agreement in every way as if Novo Start Global (BVI) Inc. had been a party to it ab initio in place of Vista Edge;

(c)            (i) NexaHorizon Ltd., a company incorporated under the laws of the British Virgin Islands (“NexaHorizon”) shall be released from all obligations under the Sales and Purchase Agreement, whether arising prior to, on or after the Effective Date; (ii) Spider Digital PTE. Ltd. agrees and undertakes to take up all the rights, and to assume all the obligations and liabilities, of NexaHorizon under the Sales and Purchase Agreement, whether arising prior to, on or after the Effective Date; and (iii) Spider Digital PTE. Ltd. is a party to, and is bound by the terms of, the Sales and Purchase Agreement in every way as if Spider Digital PTE. Ltd. had been a party to it ab initio in place of NexaHorizon; and

(d)            (i) Tritum Capital Pte. Ltd., a company incorporated under the laws of Singapore (“Tritum”) shall be released from all obligations under the Sales and Purchase Agreement, whether arising prior to, on or after the Effective Date; (ii) Hashing LLC. agrees and undertakes to take up all the rights, and to assume all the obligations and liabilities, of Tritum under the Sales and Purchase Agreement, whether arising prior to, on or after the Effective Date; and (iii) Hashing LLC. is a party to, and is bound by the terms of, the Sales and Purchase Agreement in every way as if Hashing LLC. had been a party to it ab initio in place of Tritum.

Section 18.   Warranty. The Purchaser hereby makes the following representations and warranties to each Seller as of the date hereof and as of the Closing Date of such Seller:

As of May 8, 2025, the authorized share capital of the Purchaser is as follows: USD50,000 divided into 500,000,000 shares of a par value of USD0.0001 each, comprising (a) 420,674,280 Class A Ordinary Shares, 134,700,759 of which are issued and outstanding and 87,354,568 of which are held as treasury shares, and (b) 79,325,720 Class B ordinary shares, 72,978,677 of which are issued and outstanding. As of May 8, 2025, all of the authorized ESOP Awards have been granted and are outstanding, and except for 34,060,168 Class A Ordinary Shares (including shares issuable from treasury shares) issuable under such granted and outstanding ESOP Awards and the issuance of shares by the Purchaser as contemplated by the Sales and Purchase Agreement and the Secondary Acquisition Agreement, (A) no subscription, warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities of the Purchaser or its subsidiaries is authorized or outstanding, and (B) there is no commitment by the Purchaser or its subsidiaries to issue shares, subscriptions, warrants, options, convertible or exchangeable securities, or other similar equity rights, to distribute to holders of their respective equity securities any evidence of indebtedness, to repurchase or redeem any securities of the Purchaser or its subsidiaries or to grant, extend, accelerate the vesting of, change the price of, or otherwise amend any warrant, option, convertible or exchangeable security (other than pursuant to the share repurchase programs of the Purchaser as disclosed in the Purchaser SEC Reports).

Section 19.   Covenant. Notwithstanding anything to the contrary in the Sales and Purchase Agreement, the Purchaser shall procure that, between the date of this Amendment and the Closing that is the last to occur in time, the Purchaser shall not, without the prior written consent of GT, issue any equity securities, or any warrant, option, convertible or exchangeable security, or other right (contingent or otherwise) to purchase or otherwise acquire equity securities, of the Purchaser or its subsidiaries, including from the shares held as treasury shares, other than issuance of equity securities (including from the shares held as treasury shares) in connection with exercise of any granted ESOP Awards outstanding as of the date of this Amendment or the issuance of shares by the Purchaser as contemplated by the Sales and Purchase Agreement and the Secondary Acquisition Agreement.

Section 20.   Further Assurances. Each of the parties shall at its own cost do and execute (or procure any third party to do and execute) such further actions and documents as may be required by law or necessary to give full effect to this Amendment.

Section 21.    No Other Amendment. The parties hereto hereby confirm that, (a) all references to “this Agreement” in the Sales and Purchase Agreement and any other Transaction Document shall be deemed to mean the Sales and Purchase Agreement, as amended by the Amendment No. 1, the Amendment No. 2 and this Amendment, and (b) except as expressly set forth herein, the terms and conditions of the Sales and Purchase Agreement shall not be or be deemed to be amended, modified or waived by this Amendment and shall continue in full force and effect.

Section 22.    Miscellaneous. Clause 10 (Confidentiality and Communications), Clause 12 (Notices), Clause 20 (Governing Law and Dispute Resolution), Clause 22 (Counterparts and Electronic Signatures) and Clause 23 (Specific Performance) of the Sales and Purchase Agreement shall apply to this Amendment mutatis mutandis.

Section 23.    Governing Law. This Amendment shall be governed by, and construed in accordance with, the laws of the Hong Kong Special Administrative Region without giving effect to any choice or conflict of law provision or rule thereof.

Section 24.   Transaction Document. This Amendment shall constitute a Transaction Document for purposes of the Sales and Purchase Agreement and each other Transaction Document. In the event of any conflict between the terms of this Amendment and the terms of the Sales and Purchase Agreement, the terms of this Amendment shall prevail.

** REMAINDER OF PAGE INTENTIONALLY LEFT BLANK **

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as a deed as of the date first written above.

SIGNED as a deed
By GOLDEN TECHGEN LIMITED
Acting by

/s/ Ning Wang
Name: Ning Wang
Title: Director

[Signature Page to Amendment No. 3]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as a deed as of the date first written above.

SIGNED as a deed
By CANGO INC.
Acting by

/s/ Jiayuan Lin
Name: Jiayuan Lin （林佳元）
Title: Director

[Signature Page to Amendment No. 3]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as a deed as of the date first written above.

SIGNED as a deed
By FORTUNE PEAK LIMITED
Acting by

/s/ Chiu Chang-wei
Name: Chiu Chang-wei
Title: Director

[Signature Page to Amendment No. 3]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as a deed as of the date first written above.

SIGNED as a deed
By SILVER CREST LIMITED
Acting by

/s/ Yuan Fang
Name: Yuan Fang
Title: Director

[Signature Page to Amendment No. 3]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as a deed as of the date first written above.

SIGNED as a deed
By VISTA EDGE LIMITED
Acting by

/s/ Peng Yu
Name: Peng Yu
Title: Director

[Signature Page to Amendment No. 3]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as a deed as of the date first written above.

SIGNED as a deed
By VISION INSPIRE LIMITED
Acting by

/s/ KEE WEE KIANG, KENNETH
Name: KEE WEE KIANG, KENNETH
Title: Director

[Signature Page to Amendment No. 3]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as a deed as of the date first written above.

SIGNED as a deed
By NEXAHORIZON LTD.
Acting by

/s/ Chen Kejia
Name: Chen Kejia
Title: Director

[Signature Page to Amendment No. 3]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as a deed as of the date first written above.

SIGNED as a deed
By ECHO ONE CONSULTANCY PTE. LTD
Acting by

/s/ WANG GUANGXIA
Name: WANG GUANGXIA
Title: Director

[Signature Page to Amendment No. 3]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as a deed as of the date first written above.

SIGNED as a deed
By TRITUM CAPITAL PTE. LTD.
Acting by

/s/ CHEW TIAN FATT, KELVIN
Name: CHEW TIAN FATT, KELVIN
Title: Director

[Signature Page to Amendment No. 3]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as a deed as of the date first written above.

SIGNED as a deed
By ZENTEK LIMITED
Acting by

/s/ Wong Chin Hung
Name: Wong Chin Hung
Title: Director

[Signature Page to Amendment No. 3]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as a deed as of the date first written above.

SIGNED as a deed
By HASHING LLC.
Acting by

/s/ XIN XU
Name: XIN XU
Title: Director

[Signature Page to Amendment No. 3]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as a deed as of the date first written above.

SIGNED as a deed
By SPIDER DIGITAL PTE. LTD.
Acting by

/s/ Chen Hua
Name: Chen Hua
Title: Director

[Signature Page to Amendment No. 3]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as a deed as of the date first written above.

SIGNED as a deed
By NOVO START GLOBAL (BVI) INC.
Acting by

/s/ Weibin Wu
Name: Weibin Wu
Title: Director

[Signature Page to Amendment No. 3]

Exhibit A

1.	Fortune Peak Limited, a company incorporated under the laws of the British Virgin Islands

2.	Silver Crest Limited, a company incorporated under the laws of the British Virgin Islands

3.	Vista Edge Limited, a company incorporated under the laws of the British Virgin Islands

4.	Vision Inspire Limited, a company incorporated under the laws of the British Virgin Islands

5.	NexaHorizon Ltd., a company incorporated under the laws of the British Virgin Islands

6.	ECHO ONE CONSULTANCY PTE. LTD, a company incorporated under the laws of Singapore

7.	Tritum Capital Pte. Ltd., a company incorporated under the laws of Singapore

8.	Zentek Limited, a company incorporated under the laws of Hong Kong

9.	Hashing LLC., a limited liability company incorporated under the laws of the United States

10.	Spider Digital PTE. Ltd., a company incorporated under the laws of Singapore

11.	Novo Start Global (BVI) Inc., a company incorporated under the laws of the British Virgin Islands

Exhibit A

Exhibit B

FORM OF INVESTOR RIGHTS AGREEMENT

Exhibit B

Exhibit C

APPENDIX E

NAV ADJUSTMENT MECHANISM

[Redacted]

Exhibit C

AGREED FORM

INVESTOR RIGHTS AGREEMENT

THIS INVESTOR RIGHTS AGREEMENT (this “Agreement”), dated as of [•], is made and entered into by and among Cango Inc., an exempted company limited by shares established under the Laws of the Cayman Islands (the “Company”), each of the parties set forth in Schedule A hereto (each, a “Holder” and collectively, the “Holders”), Mr. WANG Ning (“Mr. Wang”), and, for the sole purpose of Article VI, each of the parties set forth in Schedule B hereto (each, a “Founder Party” and collectively, the “Founder Parties”).

RECITALS

WHEREAS, the Company and the Holders are parties to an On-Rack Sales and Purchase Agreement dated as of November 6, 2024 (as amended by Amendment No. 1 to the Sales and Purchase Agreement dated as of March 25, 2025 entered into by and between GT and the Company, Amendment No. 2 to the Sales and Purchase Agreement dated as of April 3, 2025 entered into by and between GT and the Company, and Amendment No. 3 to the Sales and Purchase Agreement dated as of June 4, 2025 entered into by and among GT, the Company and certain other parties thereto, and as may be further amended, supplemented, modified or varied from time to time, the “Sales and Purchase Agreement”).

WHEREAS, upon and after the closing of the transactions contemplated by the Sales and Purchase Agreement, the Holders will receive certain class A ordinary shares of the Company, with a par value of $0.0001 each (the “Company Ordinary Shares”), including the Additional Shares and the Adjusted Shares (each as the term is defined under the Sale and Purchase Agreement).

WHEREAS, in connection with the consummation of the transactions contemplated by the Sales and Purchase Agreement, the parties hereto desire to enter into this Agreement to define certain rights and obligations among them with respect to the Company.

NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:

Article I
DEFINITIONS

1.1.          Definitions. The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:

“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Board or the Chairman, Chief Executive Officer or principal financial officer of the Company (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, and (c) the Company has a bona fide business purpose for not making such information public.

“ADS(s)” means the American depositary shares of the Company, one (1) American depositary share representing two (2) Company Ordinary Shares, as may be adjusted by the Company from time to time.

“Affiliate” shall mean (a) with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person, and (b) with respect to any individual, his or her spouse, child, brother, sister, parent, the relatives of such spouse, trustee of any trust in which such individual or any of his immediate family members is a beneficiary or a discretionary object, or any entity or company Controlled by any of the aforesaid Persons.

“Agreement” shall have the meaning given in the Preamble hereto.

“Board” shall mean the Board of Directors of the Company.

“Business Day” means a day (other than Saturday or Sunday) on which banking institutions in Hong Kong, the PRC, New York, and the Cayman Islands are open generally for normal banking business.

“Commission” shall mean the Securities and Exchange Commission.

“Company” shall have the meaning given in the Preamble hereto.

“Company Ordinary Shares” shall have the meaning given in the Recital hereto.

“Control” shall mean with respect to any Person, the power or authority, whether exercised or not, to direct the business, management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, provided that in the case of a Person that is an entity, such power or authority shall conclusively be presumed to exist upon possession of beneficial ownership or power to direct the vote of more than fifty percent (50%) of the votes entitled to be cast at a meeting of the holders of the shares or other equity interests or registered capital of such Person or power to control the composition of a majority of the board of directors or similar governing body of such Person. The terms “Controlled” and “Controlling” have meanings correlative to the foregoing.

“Demand Exercise Notice” shall have the meaning given in subsection 2.1.2.

“Demanding Holder” shall have the meaning given in subsection 2.1.1.

“Demand Registration” shall have the meaning given in subsection 2.1.2.

“Demand Registration Period” shall have the meaning given in subsection 2.1.2.

“Demand Registration Request” shall have the meaning given in subsection 2.1.2.

“Director Cap” shall have the meaning given in subsection 5.1.

“Encumbrances” means any security interest, pledge, hypothecation, mortgage, lien (including environmental and tax liens), violation, charge, lease, license, encumbrance, servient easement, adverse claim, reversion, reverter, preferential arrangement, preemptive right, option, right of first refusal, conditional sale, community property interest, equitable interest, restrictive covenant, condition or restriction of any kind, including any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

“Equity Securities” means, with respect to any Person, any capital stock, membership interests, partnership interests or registered capital, joint venture or other ownership interests in such Person and any options, warrants or other securities that are directly or indirectly convertible into, or exercisable or exchangeable for, such capital stock, membership interests, partnership interests or registered capital, joint venture or other ownership interests (whether or not such derivative securities are issued by such Person).

“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.

“Filing Date” shall have the meaning given in subsection 2.1.1(a).

“Founder Parties” shall have the meaning given in the Preamble hereto.

“GT” means Golden TechGen Limited, a company incorporated under the Laws of the British Virgin Islands.

“GT Controller” means (a) Mr. Wang, so long as he is the executive director of GT and holds no less than one third of the total voting power of all of the Equity Securities of GT, or (b) when Mr. Wang ceases to meet the requirement set forth in the preceding clause (a), one executive director of GT that (i) holds no less than one third of the total voting power of all of the Equity Securities of GT, and (ii) has been approved by the Board to be the GT Controller (such approval not to be unreasonably withheld, conditioned or delayed) in advance.

“GT Parties” means GT and GT’s Affiliates.

“Holder” or “Holders” shall have the meaning given in the Preamble.

“Initiating Holder” shall have the meaning given in subsection 2.1.2.

“Investor Director” shall have the meaning given in subsection 5.1.

“Investor Director Notice” shall have the meaning given in subsection 5.1.

“Law” or “Laws” means any and all provisions of any applicable constitution, treaty, orders, statute, law, regulation, ordinance, code, rule, or rule of common law, any governmental approval, concession, grant, franchise, license, agreement, directive, requirement, or other governmental restriction or any similar form of decision of, or determination by, or any formally issued written interpretation or administration of any of the foregoing by, any Governmental Authority, in each case as amended.

“Maximum Number of Securities” shall have the meaning given in subsection 2.1.3.

“Medway” shall have the meaning given in the Preamble hereto.

“Minimum Demand Threshold” shall mean $20,000,000.

“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement, preliminary Prospectus or Prospectus, or necessary to make the statements in a Registration Statement, preliminary Prospectus or Prospectus, in the case of the preliminary Prospectus or Prospectus, in light of the circumstances under which they were made, not misleading.

“Mr. Lin” shall have the meaning given in the Preamble hereto.

“Mr. Wang” shall have the meaning given in the Preamble hereto.

“Mr. Zhang” shall have the meaning given in the Preamble hereto.

“Person” shall mean any individual, corporation, partnership, limited partnership, proprietorship, association, limited liability company, firm, trust, estate or other enterprise or entity (whether or not having separate legal personality).

“Piggy-back Registration” shall have the meaning given in subsection 2.2.1.

“Pro Rata” shall have the meaning given in subsection 2.1.3.

“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all materials incorporated by reference in such prospectus.

“Registrable Security” shall mean (a) any Company Ordinary Shares held by a Holder from time to time and (b) any other equity security of the Company issued or issuable with respect to any such Company Ordinary Shares by way of a stock dividend or stock split or in connection with a combination of stock, acquisition, recapitalization, consolidation, reorganization, stock exchange, stock reconstruction and amalgamation or contractual Control arrangement with, purchasing all or substantially all of the assets of, or engagement in any other similar transaction; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (i) if a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act, at the earlier of (A) one year following the date the Registration Statement is declared effective or (B) the date that such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or current public information limitations or restrictions); (iii) such securities shall have ceased to be outstanding; or (iv) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a Registration Statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such Registration Statement becoming effective.

“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:

(A)          all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority and any securities exchange on which the Company Ordinary Shares are then listed);

(B)          fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);

(C)          printing, messenger, telephone and delivery expenses;

(D)          reasonable fees and disbursements of counsel for the Company; and

(E)           reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration.

“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all materials incorporated by reference in such registration statement.

“Requesting Holder” shall have the meaning given in subsection 2.1.3.

“Sales and Purchase Agreement” shall have the meaning set forth in the Recitals hereto.

“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.

“Shelf Registrable Securities” shall have the meaning given in subsection 2.1.1(a).

“Shelf Registration Statement” shall have the meaning given in subsection 2.1.1(a).

“Shelf Underwriting” shall have the meaning given in subsection 2.1.1(a).

“Shelf Underwriting Notice” shall have the meaning given in subsection 2.1.1(a).

“Shelf Underwriting Request” shall have the meaning given in subsection 2.1.1(a).

“Trading Day” means any day which is a trading day on the New York Stock Exchange or another stock exchange on which the ADS is listed for trading, other than a day on which trading is scheduled to close prior to its regular weekday closing time.

“Transfer” means directly or indirectly sell, give, assign, tender, grant, offer, exchange, charge, hypothecate, pledge, encumber, grant a security interest in or otherwise dispose of, or suffer to exist (whether by gift, merger or operation of law or otherwise) any Encumbrance on, any Equity Securities or any right, title or interest therein or thereto (including pursuant to any derivative contract or other contractual or legal arrangement having the effect of transferring any or all of the economic benefits or other rights or benefits of ownership).

“Traveler” shall have the meaning given in the Preamble hereto.

“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.

“Underwritten Block Trade” shall have the meaning given in subsection 2.1.1(a).

“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.

Article II
REGISTRATIONS

2.1.          Demand Registration.

2.1.1.            Shelf Registration Statement. From time to time after the Lock-up Termination Date, GT (or, if GT is not entitled to exercise such right pursuant to subsection 2.4, the Holders of a majority-in-interest of the Registrable Securities) (the “Demanding Holder”) shall have the right to make a request in writing for the Company to prepare and file with (or confidentially submit to) the Commission a shelf registration statement under Rule 415 of the Securities Act (such registration statement, a “Shelf Registration Statement”) covering the resale of the Registrable Securities (determined as of two (2) Business Days prior to such filing) on a delayed or continuous basis and the Company shall use its commercially reasonable efforts to have such Shelf Registration Statement declared effective as soon as practicable after the filing thereof. Such Shelf Registration Statement shall provide for the resale of the Registrable Securities included therein pursuant to any method or combination of methods legally available to, and requested by, any Holder named therein. The Company shall maintain the Shelf Registration Statement in accordance with the terms hereof, and shall prepare and file with the Commission such amendments, including post-effective amendments, and supplements as may be necessary to keep a Shelf Registration Statement continuously effective, available for use to permit all Holders named therein to sell their Registrable Securities included therein and in compliance with the provisions of the Securities Act until such time as there are no longer any Registrable Securities. If at any time the Company shall have qualified for the use of a Registration Statement on Form F-3 or any other form that permits incorporation of substantial information by reference to other documents filed by the Company with the Commission and at such time the Company has an outstanding Shelf Registration Statement on Form F-1, then the Company shall use its commercially reasonably efforts to convert such outstanding Shelf Registration Statement on Form F-1 into a Shelf Registration Statement on Form F-3.

(a)                Following the declaration by the Commission of the effectiveness of a Shelf Registration Statement as described above, and subject to subsection 2.3 and subsection 2.4, the Demanding Holder may make a written demand from time to time to elect to sell all or any part of their Registrable Securities, with a total offering price reasonably expected to exceed, in the aggregate, the Minimum Demand Threshold, pursuant to an Underwritten Offering pursuant to the Shelf Registration Statement, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof. The Demanding Holder shall make such election by delivering to the Company a written request (a “Shelf Underwriting Request”) for such Underwritten Offering specifying the number of Registrable Securities that the Demanding Holder desire to sell pursuant to such Underwritten Offering (the “Shelf Underwriting”). As promptly as practicable, but no later than ten (10) Business Days after receipt of a Shelf Underwriting Request, the Company shall give written notice (the “Shelf Underwriting Notice”) of such Shelf Underwriting Request to the Holders of record of other Registrable Securities registered on such Shelf Registration Statement (“Shelf Registrable Securities”). The Company, subject to subsection 2.1.3, shall include in such Shelf Underwriting (x) the Registrable Securities of the Demanding Holder and (y) the Shelf Registrable Securities of any other Holder of Shelf Registrable Securities which shall have made a written request to the Company for inclusion in such Shelf Underwriting (which request shall specify the maximum number of Shelf Registrable Securities intended to be disposed of by such Holder) within twenty (20) days after the receipt of the Shelf Underwriting Notice. The Company shall promptly, but subject to subsection 2.3, use its commercially reasonable efforts to effect such Shelf Underwriting. The Company shall, at the request of the Demanding Holder or any other Holder of Registrable Securities registered on such Shelf Registration Statement, file any prospectus supplement or, if the applicable Shelf Registration Statement is an automatic shelf registration statement, any post-effective amendments and otherwise take any action necessary to include therein all disclosure and language deemed necessary or advisable by the Demanding Holder or any other Holder of Shelf Registrable Securities to effect such Shelf Underwriting. Once a Shelf Registration Statement has been declared effective, the Demanding Holder may request, and the Company shall be required to facilitate, an aggregate of no more than five (5) Shelf Underwritings pursuant to this subsection 2.1.1(a) with respect to any or all Registrable Securities; provided, however, that a Shelf Underwriting shall not be counted for such purposes unless a Registration Statement has become effective and all of the Registrable Securities requested by the Demanding Holder to be registered on behalf of the Demanding Holder in such Shelf Underwriting have been sold; and provided, further, that the number of Shelf Underwritings the Demanding Holder shall be entitled to request shall be reduced by each Demand Registration effected for the Demanding Holder pursuant to subsection 2.1.2. Notwithstanding the foregoing, if the Demanding Holder wishes to engage in an underwritten block trade or similar transaction or other transaction with a 2-day or less marketing period (collectively, “Underwritten Block Trade”) off of a Shelf Registration Statement, then notwithstanding the foregoing time periods, the Demanding Holder only needs to notify the Company of the Underwritten Block Trade two (2) Business Days prior to the day such offering is to commence and the Holders of record of other Registrable Securities shall not be entitled to notice of such Underwritten Block Trade and shall not be entitled to participate in such Underwritten Block Trade; provided, however, that the Demanding Holder shall use commercially reasonable efforts to work with the Company and the underwriters prior to making such request in order to facilitate preparation of the registration statement, prospectus and other offering documentation related to the Underwritten Block Trade.

2.1.2.            Other Demand Registration. At any time that a Shelf Registration Statement provided for in subsection 2.1.1(a) is not available for use by the Holders following such Shelf Registration Statement being declared effective by the Commission (a “Demand Registration Period”), subject to this subsection 2.1.2, subsection 2.3 and subsection 2.4, at any time and from time to time, the Demanding Holder shall have the right to make a written demand from time to time to effect one or more registration statements under the Securities Act covering all or any part of their Registrable Securities, with a total offering price reasonably expected to exceed, in the aggregate, the Minimum Demand Threshold, by delivering a written demand therefor to the Company, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof. Any such request by the Demanding Holder pursuant to this subsection 2.1.2 is referred to herein as a “Demand Registration Request,” and the registration so requested is referred to herein as a “Demand Registration” (with respect to any Demand Registration, the Demanding Holder making such demand for registration being referred to as the “Initiating Holder”). Subject to subsection 2.3, the Demanding Holder shall be entitled to request (and the Company shall be required to effect) an aggregate of no more than five (5) Demand Registrations pursuant to this subsection 2.1.2 with respect to any or all Registrable Securities; provided, however, that a Demand Registration shall not be counted for such purposes unless a Registration Statement has become effective and all of the Registrable Securities requested by the Demanding Holder to be registered on behalf of the Demanding Holder in such Demand Registration have been sold; and provided, further, that the number of Demand Registrations the Demanding Holder shall be entitled to request shall be reduced by each Shelf Underwriting effected for the Demanding Holder pursuant to subsection 2.1.1(a). The Company shall give written notice (the “Demand Exercise Notice”) of such Demand Registration Request to each of the Holders of record of Registrable Securities as promptly as practicable but no later than ten (10) Business Days after receipt of the Demand Registration Request. The Company, subject to subsections 2.3 and 2.4, shall include in a Demand Registration (x) the Registrable Securities of the Initiating Holder and (y) the Registrable Securities of any other Holder of Registrable Securities which shall have made a written request to the Company for inclusion in such registration pursuant to this subsection 2.1.2 (which request shall specify the maximum number of Registrable Securities intended to be disposed of by such Holder) within twenty (20) Business Days following the receipt of any such Demand Exercise Notice. The Company shall promptly, but subject to subsection 2.3, use its commercially reasonable efforts to (x) file or confidentially submit with the Commission (no later than (A) ninety (90) days from the Company’s receipt of the applicable Demand Registration Request if the Demand Registration is on Form F-1 or similar long-form registration or (B) forty-five (45) days from the Company’s receipt of the applicable Demand Registration Request if the Demand Registration is on Form F-3 or any similar short-form registration), (y) cause to be declared effective as soon as reasonably practicable such registration statement under the Securities Act that includes the Registrable Securities which the Company has been so requested to register, for distribution in accordance with the intended method of distribution and (z) if requested by the Initiating Holder, obtain acceleration of the effective date of the registration statement relating to such registration.

2.1.3.            Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Shelf Underwriting or Demand Registration, in good faith, advises the Company, the Demanding Holder and any other Holders participating in the Underwritten Registration (if any) (the “Requesting Holders”) in writing that the dollar amount or number of Registrable Securities that such Holders desire to sell, taken together with all other Company Ordinary Shares or other equity securities that the Company desires to sell and the Company Ordinary Shares, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other shareholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holder and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that the Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holder and Requesting Holders have collectively requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the shares of the Company Ordinary Shares or other equity securities that the Company desires to sell that can be sold without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of the Company Ordinary Shares or other equity securities of other Persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such Persons and that can be sold without exceeding the Maximum Number of Securities.

2.1.4.            Demand Registration Withdrawal. A majority-in-interest of the Demanding Holder initiating a Shelf Underwriting or Demand Registration, pursuant to a Registration under subsection 2.1.1 or 2.1.2 shall have the right in their sole discretion to withdraw from a Registration pursuant to such Shelf Underwriting or Demand Registration upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration prior to (i) in the case of a Shelf Underwriting, the filing of a preliminary prospectus supplement setting forth the terms of the Underwritten Offering with the Commission and (ii) in the case of a Demand Registration, the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration. Company shall not be required to pay for any Registration Expenses of any registration proceeding begun pursuant to section 2.1 if the registration request is subsequently withdrawn at the request of the Demanding Holder, unless the Demanding Holder agrees to forfeit its right to one registration pursuant to section 2.1; provided, further, that if at the time of such withdrawal, the Demanding Holder has learned of a material adverse change in the condition, business or prospects of the Company from that known to the Demanding Holder at the time of its request and has withdrawn the request with reasonable promptness following disclosure by the Company of such material adverse change, then the Demanding Holder shall not be required to pay any of such Registration Expenses.

2.2.          Piggy-back Registration.

2.2.1.            Piggy-back Rights. If, at any time after the Lock-up Termination Date, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of shareholders of the Company (or by the Company and by the shareholders of the Company including, without limitation, pursuant to subsection 2.1 hereof), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for an exchange offer, as part of a merger, consolidation or similar transaction or for an offering of securities solely to the Company’s existing shareholders, (iii) for an offering of debt that is convertible into equity securities of the Company, or (iv) for a dividend reinvestment plan, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) Business Days before the anticipated filing date of such Registration Statement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within ten (10) Business Days after receipt of such written notice (such Registration a “Piggy-back Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggy-back Registration and shall use its reasonable best efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggy-back Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company. The Company may postpone or withdraw the filing or the effectiveness of a Piggyback Registration at any time in its sole discretion. If any Holder decides not to include all or any of its Registrable Shares in such registration by the Company, such Holder shall nevertheless continue to have the right to include any Registrable Shares in any subsequent registration statement as may be filed by the Company, all upon the terms and conditions set forth herein.

2.2.2.            Reduction of Piggy-back Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggy-back Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggy-back Registration in writing that the dollar amount or number of the Company Ordinary Shares that the Company desires to sell, taken together with (i) the Company Ordinary Shares, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with Persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to subsection 2.2.1 hereof, and (iii) the Company Ordinary Shares, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other shareholders of the Company, exceeds the Maximum Number of Securities, then:

(a)                If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the Company Ordinary Shares or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, Pro Rata, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Company Ordinary Shares, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other shareholders of the Company, which can be sold without exceeding the Maximum Number of Securities; and

(b)                If the Registration is pursuant to a request by Persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the Company Ordinary Shares or other equity securities, if any, of such requesting Persons or entities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1, Pro Rata, which can be sold without exceeding the Maximum Number of Securities (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Company Ordinary Shares or other equity securities that the Company desires to sell which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Company Ordinary Shares or other equity securities for the account of other Persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such Persons or entities, which can be sold without exceeding the Maximum Number of Securities.

2.2.3.            Piggy-back Registration Withdrawal. Any Holder of Registrable Securities shall have the right to withdraw from a Piggy-back Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggy-back Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggy-back Registration. The Company (in its sole discretion or as the result of a request for withdrawal by Persons pursuant to separate written contractual obligations) may postpone or withdraw the filing or effectiveness of a Piggy-back Registration. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggy-back Registration prior to its withdrawal under this subsection 2.2.3.

2.2.4.            Unlimited Piggy-back Registration Rights. For purposes of clarity, any Registration effected pursuant to subsection 2.2 hereof shall not be counted as a Registration pursuant to a Shelf Underwriting or Demand Registration effected under subsection 2.1 hereof; provided, however, that the rights to demand a Piggy-back Registration under this subsection 2.2 shall terminate on the second anniversary of the date hereof.

2.3.          Restrictions on Registration Rights. The Company shall not be obligated to effect any Shelf Underwriting or Demand Registration within ninety (90) days after the effective date of a previous Shelf Underwriting or Demand Registration or a previous Piggy-back Registration in which holders of Registrable Securities were permitted to register 75% of the Registrable Securities requested to be included therein. The Company may postpone for up to one hundred and twenty (120) days the filing or effectiveness of (A) a Shelf Underwriting or Registration Statement for a Demand Registration if the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer, or (B) a Shelf Underwriting or Registration Statement for a Demand Registration if the Registration Statement is required under applicable law, rule or regulation to contain (i) financial statements that are unavailable to the Company for reasons beyond the Company’s control, (ii) audited financial statements as of a date other than the Company’s fiscal year end (unless the Holders requesting Registration agree to pay the reasonable expenses of this audit), (iii) pro form a financial statements that are required to be included in a registration statement, or if the Board determines in its reasonable good faith judgment that such Shelf Underwriting or Demand Registration would (x) materially interfere with a significant acquisition, corporate organization or other similar transaction involving the Company, (y) require the Company to make an Adverse Disclosure or (z) render the Company unable to comply with requirements under the Securities Act or Exchange Act; provided, that in such event the Holders of a majority-in-interest of the Registrable Securities initiating a Shelf Underwriting or Demand Registration shall be entitled to withdraw such request and, if such request is withdrawn, such Shelf Underwriting or Demand Registration shall not count as one of the permitted Shelf Underwriting or Demand Registrations hereunder and the Company shall pay all Registration Expenses in connection with such Registration. The Company may delay a Shelf Underwriting or Demand Registration hereunder only twice in any period of twelve consecutive months.

2.4.          Notwithstanding anything to the contrary in this Agreement, none of the GT Parties shall be entitled to exercise any of its rights, privileges or benefits under Article II, Article III and Article IV until the Company’s market capitalization, calculated by multiplying the total number of outstanding shares of the Company at the close of market on a Trading Day by the closing pricing of the shares of the Company on the same Trading Day, exceeds US$[Redacted].

Article III
COMPANY PROCEDURES

3.1.          General Procedures. If at any time on or after the date hereof the Company is required to effect the Registration of Registrable Securities, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall:

3.1.1.            prepare and file with the Commission a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold;

3.1.2.            prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be requested by any Holder or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus and either (i) any Underwriter overallotment option has terminated by its terms or (ii) the Underwriters have advised the Company that they will not exercise such option or any remaining portion thereof;

3.1.3.            furnish without charge to the Underwriters, if any, and each Holder of Registrable Securities included in such Registration, or such Holders’ legal counsel, copies of the Prospectus included in such Registration Statement (including each preliminary Prospectus), and each amendment and supplement thereto (in each case including all exhibits thereto and documents incorporated by reference therein), and such other documents as the Underwriters and each Holder of Registrable Securities included in such Registration or the legal counsel for any such Holders may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such Holders;

3.1.4.            prior to any public offering of Registrable Securities, use its reasonable best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as any Holder of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may reasonably request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be reasonably necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

3.1.5.            use commercially reasonable efforts to cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;

3.1.6.            provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7.            advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

3.1.8.            furnish to each seller of Registrable Securities such number of copies of such Registration Statement, each amendment and supplement thereto, the Prospectus included in such Registration Statement (including each preliminary Prospectus) and any other prospectus filed under Rule 424 promulgated under the Securities Act relating to such holder’s Registrable Securities, in conformity with the requirements of the Securities Act, and such other documents as such seller may reasonably request to facilitate the disposition of its Registrable Securities under such Registration Statement; promptly notify each seller of Registrable Securities of any written comments from the Commission with respect to any such Registration Statement or Prospectus;

3.1.9.            notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in subsection 3.4 hereof;

3.1.10.          furnish to each seller of Registrable Securities a signed counterpart, addressed to such seller (and each underwriter, if any) of:

(i)         an opinion of counsel to the Company, dated the effective date of such Registration Statement (and, if such registration includes an underwritten public offering, dated the date of the closing under the underwriting agreement), reasonably satisfactory in form and substance to such seller (and such underwriter); and

(ii)        a “comfort” letter, dated the effective date of such Registration Statement (and, if such registration includes an underwritten public offering, dated the date of the closing under the underwriting agreement), signed by the independent public accountants who have certified the Company’s financial statements included in such Registration Statement, provided that such seller of Registrable Securities provides such accountants with such certificates as are reasonably and customarily requested by such accountants;

in each case covering substantially the same matters with respect to such Registration Statement (and the Prospectus included therein) and, in the case of the accountants’ letter, with respect to events subsequent to the date of such financial statements and other financial matters, as are customarily covered in opinions of issuer’s counsel and in accountants’ letters delivered to the underwriters in underwritten public offerings of securities;

3.1.11.            in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;

3.1.12.            make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder, and which requirement will be deemed to be satisfied if the Company timely files complete and accurate information on Forms 20-F and 6-K under the Exchange Act and otherwise complies with Rule 158 under the Securities Act;

3.1.13.            if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $25,000,000, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and

3.1.14.            otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.

3.2.          Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and fees and expenses of legal counsel representing the Holders in excess or in addition to the legal fees and expenses included as Registration Expenses. Any reimbursement or payment by the Company shall in no event (i) be duplicative of or (ii) limit any provision, in each case which provides for reimbursement of fees and expenses of counsel in any other contract or agreement between the Holders and the Company.

3.3.          Requirements for Participation in Underwritten Offerings. No Person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such Person (i) agrees to sell such Person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.

3.4.          Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until he, she or it is advised in writing by the Company that the use of the Prospectus may be resumed and he, she or it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice) and, if so directed by the Company, each Holder shall deliver to the Company (at the Company’s expense) all copies, other than permanent file copies then in such Holder’s possession, of the Prospectus covering such Registrable Securities at the time of receipt of such notice. If the continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure, or would require the inclusion in such Registration Statement of (i) financial statements that are unavailable to the Company for reasons beyond the Company’s control, (ii) audited financial statements as of a date other than the Company’s fiscal year end (unless the Holders requesting Registration agree to pay the reasonable expenses of this audit), or (iii) pro forma financial statements that are required to be included in a registration statement, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for no more than one hundred and eighty (180) days. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this subsection 3.4.

3.5.          Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be reporting under the Exchange Act, covenants to use its commercially reasonable efforts to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly upon request by a Holder furnish such Holder with true and complete copies of such filings. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell the Company Ordinary Shares held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act, including providing any legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.

Article IV
INDEMNIFICATION AND CONTRIBUTION

4.1.          Indemnification.

4.1.1.            The Company agrees to indemnify, to the extent permitted by Law, each Holder of Registrable Securities, its officers and directors and each Person who Controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each Person who Controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder.

4.1.2.            In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by Law, shall indemnify the Company, its directors and officers and agents and each Person who Controls the Company (within the meaning of the Securities Act) against any losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each Person who Controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.

4.1.3.            Any Person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

4.1.4.            The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or Controlling Person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.

4.1.5.            If the indemnification provided under subsection 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any Person who was not guilty of such fraudulent misrepresentation.

Article V
INVESTOR DIRECTORS

5.1.          From time to time prior to the first date on which GT Parties collectively cease to hold more than 5% of the total issued and outstanding Company Ordinary Shares, GT Controller shall be entitled to deliver a written notice to the Company (each, an “Investor Director Notice”) requesting the nomination and appointment of one or more individuals to serve as directors of the Company; provided, that (i) the total number of directors serving on the Board that were nominated and appointed by GT Controller (each such director, an “Investor Director”), after giving effect to the nomination and appointment contemplated by such Investor Director Notice, shall not exceed the Director Cap as of such time and (ii) such individuals shall be eligible to serve as directors of the Company under the applicable Laws. Upon receipt of an Investor Director Notice duly delivered by GT Controller, to the extent permitted by applicable Laws and subject to the nominees’ execution and delivery of customary documents as required by applicable Laws and the then-effective corporate policies of the Company generally applicable to all of its directors, the Company shall take all necessary actions to cause the nomination and appointment of such individuals as directed by such Investor Director Notice (an “Investor Director Appointment”) as soon as practicable. For the purposes hereof, “Director Cap” as of the relevant time means (i) two (2), if GT Parties collectively hold more than 5% of the total issued and outstanding Company Ordinary Shares and there is a GT Controller; and (ii) zero (0), if GT Parties collectively hold no more than 5% of the total issued and outstanding Company Ordinary Shares, or there is no GT Controller.

5.2.          At any time if the total number of the Investor Directors in office is greater than the Director Cap as of such time,

5.2.1.            at the request of the Company, GT Controller and GT shall cause one or more Investor Directors to resign so that after such resignation, the total number of the Investor Directors in office will not exceed the Director Cap of such time; and

5.2.2.            the Company shall be entitled to take all necessary actions to remove or cause the removal of one or more Investor Directors so that after such removal, the total number of the Investor Directors in office will not exceed the Director Cap as of such time, and GT Controller and GT shall provide all necessary assistance in relation thereto.

Article VI
VOTING UNDERTAKING

6.1.          Each Founder Party agrees to vote or cause to be voted all of the Company Ordinary Shares beneficially owned by such Founder Party from time to time at every meeting (or in connection with any request for action by written consent) of the shareholders of the Company at which any Purchaser Shareholder Matters (as defined in the Sales and Purchase Agreement), any Additional Purchaser Shareholder Matters (as defined in the Sales and Purchase Agreement) and/or any election of individuals nominated by GT Controller as directors pursuant to a validly delivered Investor Director Notice are considered (including the Special Meeting (as defined in the Sales and Purchase Agreement) and the Additional Special Meeting (as defined in the Sales and Purchase Agreement)) and at every adjournment or postponement thereof, and to execute a written consent or consents if shareholders of the Company are requested to vote their shares through the execution of an action by written consent.

Article VII
TRANSFER RESTRICTIONS

7.1.          From and after the date hereof and until December 15, 2025 (the “Lock-up Termination Date”), without the prior written consent of the Company, each of the Holders and GT Controller (each, a “Restricted Party”) may not, and shall cause its/his Affiliates to not, directly or indirectly, Transfer any Equity Securities of the Company beneficially owned by such Restricted Party, or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of, any Equity Securities of the Company beneficially owned by such Restricted Party or such Restricted Party’s voting or economic interest therein. Any Transfer or attempted Transfer of any Equity Securities of the Company not made in compliance with this Article VII shall be null and void ab initio, and the purported transferee in any such Transfer shall not be treated (and the purported transferor shall continue to be treated) as the owner of such Equity Securities of the Company for all purposes of this Agreement and the constitutional documents of the Company.

7.2.          Notwithstanding the foregoing, the Transfer restrictions in this section 7.1 shall not apply to:

7.2.1.            Transfers of the Equity Securities by a Restricted Party to its Affiliates; provided, that in the case of any Transfer pursuant to this subsection 7.2.1, (i) the transferee shall be bound by the Transfer restrictions hereunder by delivering an undertaking to the Company and (ii) if such transferee at any time ceases to be an Affiliate of the transferor, the transferee shall Transfer such Equity Securities back to such transferor.

7.2.2.            Transfers of the Shares by a Restricted Party through will or intestacy, or to immediate family members, to any trust for the direct or indirect benefit of such Restricted Party (or if such Restricted Party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust; for purposes of this letter, “immediate family” shall mean any relationship by blood, current or former marriage, domestic partnership or adoption, not more remote than first cousin); provided, that in the case of any Transfer pursuant to this subsection 7.2.2, the transferee shall be bound by the Transfer restrictions hereunder by delivering an undertaking to the Company;

7.2.3.            Transfer of Equity Securities acquired by Restricted Parties in open market transactions after the completion of transactions contemplated by the Sales and Purchase Agreement; or

7.2.4.            pledge of the Equity Securities by Restricted Parties pursuant to a margin account or as security for debt financing of a Restricted Party so long as no foreclosure will occur before the Lock-up Termination Date; or

7.2.5.            Transfers pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to all holders of the Shares involving a Change of Control (as defined below) of the Company, provided that, in each case, has been approved by the board of directors of the Company and in the event that such tender offer, merger, consolidation or other similar transaction is not completed, such Restricted Party and the Equity Securities beneficially owned by it shall remain subject to Transfer restrictions in this Article VII. For purposes of this Agreement, “Change of Control” shall mean the consummation of any bona fide third-party transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would acquire more than 50% of the total voting power of the voting securities of the Company (or the surviving entity).

7.3.          Each Restricted Party agrees not to circumvent or otherwise avoid the transfer restrictions or intent thereof set forth in this Agreement, whether by holding the Equity Securities of the Company indirectly through one or more Persons or by causing or effecting, directly or indirectly, the Transfer or issuance of any Equity Securities by such Restricted Party or any such Person, or otherwise. Any purported Transfer, sale or issuance of any Equity Securities of such Restricted Party or any such Person, other than on a pro rata basis to shareholders of a Restricted Party or such Person, shall be deemed to be a Transfer of the Equity Securities of the Company directly or indirectly held by such Restricted Party.

Article VIII
MISCELLANEOUS

8.1.          Notices. All notices and other communications hereunder shall be in writing and shall be deemed given: (i) on the date established by the sender as having been delivered personally; (ii) one (1) Business Day after being sent by a nationally recognized overnight courier guaranteeing overnight delivery; (iii) on the date that transmission is confirmed electronically, if delivered by email; or (iv) on the fifth (5th) Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications, to be valid, must be addressed as follows:

if to the Company, to:

Address: [ ]

Attention: [ ]

E-mail: [ ]

if to the Founder Parties, to:

Address: [ ]

Attention: [ ]

E-mail: [ ]

if to GT Controller or the Holders, to:

E-mail: legal@armada-energy.com

Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto as provided in this subsection 8.1.

8.2.          Assignment; No Third Party Beneficiaries.

8.2.1.            This Agreement and the rights, duties and obligations of the Company and the Founder Parties hereunder may not be assigned or delegated in whole or in part without prior consent of the Holders of a majority-in-interest of the then outstanding number of Registrable Securities.

8.2.2.            This Agreement and the rights, duties and obligations of the Holders of Registrable Securities hereunder may be assigned or delegated by such Holder of Registrable Securities in conjunction with and to the extent of any transfer of Registrable Securities by any such Holder permitted under this Agreement; provided that (i) such Person agrees to assume the Holders obligations hereunder, (ii) GT Controller may not assign, transfer or delegate his rights, duties and obligations under Article V and subsection 6.1 without the prior approval of the Board (not to be unreasonably withheld, delayed or conditioned), and (iii) GT may not assign, transfer or delegate its rights, duties and obligations under Article V and Article VI without the prior written consent of the Company and the Founder Parties.

8.2.3.            This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties hereto, the permitted assigns and its successors and the permitted assigns of the Holders.

8.2.4.            This Agreement shall not confer any rights or benefits on any Persons that are not parties hereto, other than as expressly set forth in this Agreement and subsection 8.2 hereof.

8.2.5.            Any transfer or assignment made other than as provided in this subsection 8.2 shall be null and void.

8.3.          Counterparts. This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.

8.4.          Governing Law; Venue. THE PARTIES EXPRESSLY AGREE THAT THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION. Any legal suit, action or proceeding arising out of or based upon this Agreement or the transactions contemplated hereby may be instituted in the federal courts of the United States or the courts of the State of New York in each case located in the city of New York, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding.

8.5.          Amendments and Modifications. Upon the written consent of the Company, the Founder Parties and GT, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified (and any such wavier, amendment or modification shall be binding on all parties hereto); provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one Holder, solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from the other Holders (in such capacity) shall require the consent of the Holder so affected. No course of dealing between any party hereto or any failure or delay on the part of any party in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any party. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party.

8.6.          Other Registration Rights. The Company is not a party to any agreement with respect to its securities which is inconsistent with the rights granted to the holders of Registrable Shares by this Agreement and, other than the registration rights granted as provided herein, has not granted to any party rights with respect to the registration of any Registrable Shares or any other securities issued or to be issued by it. Except for the registration rights granted as provided herein, the Company shall not provide any other holder of its securities rights with respect to the registration of such securities under the Securities Act or any other applicable securities laws, without the prior written consent of the Holders.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

COMPANY:

Cango Inc.

By:
Name:
Title:

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

FOUNDER PARTIES:

Xiaojun Zhang

By:

Jiayuan Lin

By:

Eagle Central Holding Limited

By:
Name:
Title:

Traveler Enterprise Limited

By:
Name:
Title:

Medway Brilliant Holding Limited

By:
Name:
Title:

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

HOLDERS:

Golden TechGen Limited

By:
Name:
Title:

Fortune Peak Limited

By:
Name:
Title:

Silver Crest Limited

By:
Name:
Title:

Novo Start Global (BVI) Inc.

By:
Name:
Title:

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

HOLDERS:

Hashing LLC.

By:
Name:
Title:

ECHO ONE CONSULTANCY PTE. LTD

By:
Name:
Title:

Zentek Limited

By:
Name:
Title:

Spider Digital PTE. Ltd.

By:
Name:
Title:

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.

MR. WANG

WANG NING

By:

Schedule A

Holder	Address	Company Ordinary Share Amount
Golden TechGen Limited	[•]	[•]
Fortune Peak Limited	[•]	[•]
Silver Crest Limited	[•]	[•]
Novo Start Global (BVI) Inc.	[•]	[•]
Hashing LLC.	[•]	[•]
ECHO ONE CONSULTANCY PTE. LTD	[•]	[•]
Zentek Limited	[•]	[•]
Spider Digital PTE. Ltd.	[•]	[•]

Schedule B

1.	Mr. Xiaojun Zhang, a citizen of the People’s Republic of China and Chairman of the Company
2.	Mr. Jiayuan Lin, a citizen of the People’s Republic of China and Chief Executive Officer of the Company
3.	Eagle Central Holding Limited, a limited liability company established in the British Virgin Islands that is Controlled by Mr. Zhang
4.	Medway Brilliant Holding Limited, a limited liability company established in the British Virgin Islands that is wholly owned by Mr. Lin
5.	Traveler Enterprise Limited, a limited liability company established in the British Virgin Islands